Exhibit 99.1

James Hardie Industries plc Level 3, 22 Pitt Street Sydney NSW 2000 Australia T: +61 2 8845 3360 F: +61 2 9251 9805 GPO Box 3935 Sydney NSW 2001 Australia

9 November 2016

The Manager

ASX Market Announcements

ASX

20 Bridge Street

Sydney NSW 2000

Dear Sir/Madam,

James Hardie will conduct a management briefing on its 2nd Quarter FY17 results on Thursday 17th November 2016.

A teleconference and webcast will be available for analysts, investors and media, as below:

Time:	10.00am (AEDT)
Dial in:	+61 2 9007 3187
Participant Passcode:	460978
URL:	http://www.ir.jameshardie.com.au/jh/results_briefings.jsp

Yours faithfully,

SEAN O’SULLIVAN

VICE PRESIDENT – INVESTOR AND MEDIA RELATIONS

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),

Andrea Gisle Joosen (Sweden), David Harrison (USA), Alison Littley (United Kingdom), James Osborne,

Rudy van der Meer (Netherlands).

Chief Executive Officer and Director: Louis Gries (USA)

Company number: 485719

ARBN: 097 829 895